As filed with the Securities and Exchange Commission on November 18, 2003

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                  UNDER THE SECURITIES ACT OF 1933, AS AMENDED

                               PHARMOS CORPORATION
             (Exact name of registrant as specified in its charter)

                Nevada                                    36-3207413
     (State or other jurisdiction           (I.R.S. Employer Identification No.)
of incorporation or organization)

                         99 Wood Avenue South, Suite 311
                            Iselin, New Jersey 08830
                                 (732) 452-9556
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                 GAD RIESENFELD
                         99 Wood Avenue South, Suite 311
                            Iselin, New Jersey 08830
                                 (732) 452-9556
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                             ADAM D. EILENBERG, ESQ.
                        Ehrenreich Eilenberg & Krause LLP
                         11 East 44th Street, 17th Floor
                            New York, New York 10017

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of the registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

                                                   Proposed
                                                   Maximum      Amount of
Title of Each Class of          Amount to be       Aggregate    Registration
Securities to be Registered     Registered(1)(2)   Price(1)     Fee
---------------------------     ----------------   --------     ---

Common Stock, par value $.03                       $50,000,000  $4,045
   per share
Preferred Stock
Debt Securities
Warrants

      (1) This aggregate public offering price of the securities registered hereby will not exceed $50,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including the European Currency Unit. Such aggregate public offering price is estimated solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

      (2) This registration statement also covers such indeterminate number of shares of Common Stock, Preferred Stock and Warrants and indeterminate amounts of Debt Securities as may be issued upon conversion of, or in exchange for, any other securities registered hereunder that provide for conversion or exchange into other securities. No separate consideration will be received for the Common Stock, Debt Securities, Preferred Stock or Warrants identified in this footnote which may be issuable upon conversion of, or in exchange for, other securities.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


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

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 18, 2003

PROSPECTUS

                                   $50,000,000

                               PHARMOS CORPORATION

                                  COMMON STOCK
                                 PREFERRED STOCK
                                 DEBT SECURITIES
                                    WARRANTS

      Pharmos Corporation may sell, from time to time, in one or more offerings:

            o     common stock;

            o     preferred stock;

            o     debt securities; and/or

            o     warrants.

The total offering price of these securities, in the aggregate, will not exceed $50,000,000. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. You should read this prospectus and any supplements carefully before you invest.

      Pharmos' common stock is traded and quoted on the Nasdaq SmallCap Market under the symbol "PARS." The closing price of the common stock on the Nasdaq SmallCap Market on November 17, 2003 was $4.22.

      See "Risk Factors" beginning on page 6 to read about certain factors investors should consider before buying our securities.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

              The date of this prospectus is _______________, 2003

                                TABLE OF CONTENTS

About This Prospectus .....................................................    3
Available Information .....................................................    3
Incorporation of Certain Documents by Reference ...........................    3
Special Note Regarding Forward-Looking Information ........................    4
The Company ...............................................................    5
Risk Factors ..............................................................    6
Use of Proceeds ...........................................................   13
Our Business ..............................................................   14
Ratio of Earnings to Fixed Charges ........................................   29
Description of Securities .................................................   30
Plan of Distribution ......................................................   43
Commission's Policy on Indemnification For Securities Act Liabilities .....   44
Legal Matters .............................................................   44
Experts ...................................................................   45

      No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus, as supplemented or amended from time to time by Pharmos, and, if given or made, such information or representations must not be relied upon as having been authorized by Pharmos. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities by any person in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Pharmos since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.


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

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of $50,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Available Information."

                              AVAILABLE INFORMATION

      Pharmos is subject to the informational requirements of the Exchange Act and, accordingly, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

      Pharmos has filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the securities offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to Pharmos and the securities offered, reference is made to the registration statement. Statements contained in this prospectus or in any document incorporated by reference regarding the contents of any agreement or other document are not necessarily complete and are qualified in their entirety by reference to that agreement or document. The registration statement may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the Commission at prescribed rates.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by Pharmos with the Commission are incorporated by reference:

o our Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30 and September 30, 2003;

o our Current Reports on Form 8-K filed on March 4, 2003, March 7, 2003, June 3, 2003 and September 30, 2003;


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

o the description of our common stock contained in the Registration Statement on Form 8-A dated January 30, 1984 of our predecessor, Pharmatec, Inc.; and

o the description of the Series D Participating Preferred Stock Purchase Rights contained in the Registration Statement on Form 8-A dated October 24, 2002.

      All documents filed by us with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering of the securities registered shall be deemed to be incorporated by reference into this prospectus from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Pharmos will furnish to each person to whom this prospectus is delivered, upon written request, a copy of any or all of the documents referred to by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference. Requests should be addressed to: Mr. Robert W. Cook, Executive Vice President and Chief Financial Officer, Pharmos Corporation, 99 Wood Avenue South, Suite 311, Iselin, New Jersey 08830.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      Certain statements in this prospectus and any prospectus supplement, and in the documents incorporated by reference, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 2B of the Exchange Act. For this purpose, any statements contained in this prospectus and any prospectus supplement, or incorporated by reference, that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of Pharmos to differ materially from those indicated by forward-looking statements. These factors include those set forth under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2002 10-K and those set forth in this prospectus under the heading "Risk Factors."


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

                                   THE COMPANY

      Pharmos Corporation is a bio-pharmaceutical company that discovers and develops new drugs to treat a range of inflammatory, pain and neurological disorders. Although we do not currently have any approved products, we have a portfolio of drug candidates under development, as well as discovery, preclinical and clinical capabilities. We have executive offices in Iselin, New Jersey and conduct research and development through our wholly owned subsidiary, Pharmos, Ltd., in Rehovot, Israel.

      In February 2003, the FDA accepted our Investigational New Drug (IND) application to begin U.S. patient enrollment into the pivotal Phase III clinical trial of dexanabinol for severe traumatic brain injury. To date, fifteen U.S. centers have been initiated.

      We received approval from Israel's Ministry of Health to commence a Phase IIa trial of dexanabinol as a preventive agent against the cognitive impairment that can follow coronary surgery under cardiopulmonary bypass operations in July 2002. In March 2003, we commenced dosing patients. Currently, this trial is being conducted at four leading medical centers in Israel. The exploratory Phase IIa trial will enroll up to 200 patients undergoing coronary surgery under cardiopulmonary bypass operations.

      In October 2001, we sold our ophthalmic product line that included Lotemax(R) and Alrex(R), two products that were being marketed, and future extensions of loteprednol etabonate. As a result of the sale, we are exclusively in the drug candidate development stage.


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

                                  RISK FACTORS

We are at an early stage of development

      We are at an early stage of development. Dexanabinol, our lead product aimed initially at treating severe head trauma, is currently undergoing human clinical trials in the United States, Europe, Israel, and Australia for traumatic brain injury. In addition, the Company received approval from Israel's Ministry of Health to commence a Phase IIa trial of dexanabinol as a preventive agent against the cognitive impairment (CI) that can follow coronary surgery under cardiopulmonary bypass (CS-CPB) operations. Apart from an ophthalmic product, for which the New Drug Application (NDA) was just filed, that was sold to Bausch & Lomb in October 2001 in which we have a financial interest in FDA approval and successful commercialization, most of our other potential products are early in the research and development phase, and product revenues may not be realized from the sale of any such products for at least the next several years, if at all. Many of our proposed products will require significant additional research and development efforts prior to any commercial use, including extensive preclinical and clinical testing as well as lengthy regulatory approval. Because of the uncertain nature of the process, we cannot be sure that our research and development efforts will be successful, that our potential products will prove to be safe and effective in clinical trials or that we will develop any other commercially successful products.

We have a history of operating losses and expect to sustain losses in the future

      We have experienced significant operating losses since our inception. As of September 30, 2003, we had an accumulated deficit of approximately $115.5 million. For the nine months ended September 30, 2003, Pharmos' net loss was $13.0 million. Pharmos anticipates the future quarterly losses for last quarter of 2003 to be consistent with the net quarterly losses experienced for the first, second and third quarters of 2003. We expect to incur operating losses over the next several years as our research and development efforts and preclinical and clinical testing activities continue. Our ability to generate revenues and achieve profitability depends in part upon our ability, alone or with others, to successfully commercialize our approved products, to complete development of our other proposed products, to obtain required regulatory approvals and to manufacture and market our products.

We may not be able to obtain financing in the future

      From the inception of our company through September 30, 2003, our operating and investing activities have consumed approximately $106.8 million. The development of our technology and potential products will require a commitment of substantial funds to conduct the costly and time-consuming research necessary to develop and optimize our technology, and ultimately, to establish manufacturing and marketing capabilities. Our future capital requirements will depend on many factors, including:

      o continued scientific progress in the research and development of our technology and drug programs;


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

      o our ability to establish and maintain collaborative arrangements with others for drug development;

      o     progress with preclinical and clinical trials;

      o     the time and costs involved in obtaining regulatory approvals;

      o the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

      o     competing technological and market developments;

      o     changes in our existing research relationships; and

      o     effective product commercialization activities and arrangements.

      We believe that our current cash and cash equivalents, combined with research and development grants and investment income should be sufficient to fund our continuing operations into the fourth quarter of 2004.

      We are also continuing to actively pursue various funding options, including equity offerings, strategic corporate alliances, business combinations and product-related research and development limited partnerships, to obtain the additional financing which we require to continue developing our products and ultimately bring them to market. We may not be able to obtain additional financing when needed, if at all. If we are unable to raise adequate financing in the future, our long term operations will need to be scaled-back or discontinued.

Our success is dependent upon the outcome of our clinical trials for our traumatic brain injury drug

      We are currently conducting Phase III clinical trials of dexanabinol, our drug for traumatic brain injury, in the United States, Europe, Israel and Australia. This clinical trial has been a major focus of our operations in recent years and we have no other drug candidates that are as far along in clinical development. If the Phase III clinical trials are not successful or if the FDA requires us to conduct additional clinical trials, our financial condition would be materially affected.

      The FDA has not suggested a minimum number of U.S. patients that should be enrolled in the Phase III clinical trial for dexanabinol. However, we believe that if, following the completion of clinical trial, the New Drug Application
(NDA) for dexanabinol eventually is approved by the FDA, the fact that some of the Phase III clinical trials had been conducted in the United States will benefit the drug's commercialization.


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

There are few patients available and eligible to participate in our clinical trials for our traumatic brain injury drug and we will face competition for patients for other prospective clinical trials

      Pharmos' clinical trial for our central nervous system drug to treat traumatic brain injury require the enrollment of patients within six hours after they have suffered their injuries. Although we are working with leading trauma centers, there are a very limited number of available patients who can be readily identified and who fulfill the stringent requirements for participation in clinical trials. This shortage of eligible patients may increase costs of our clinical trials and delay the introduction of this product for traumatic brain injury.

Our clinical trials depend on a third-party investigator who is outside our control

      We depend upon a third party independent investigator, Quintiles Limited, to conduct our worldwide Phase III clinical trial of dexanabinol for traumatic brain injury under agreements with us. Quintiles' personnel are not our employees and we cannot control the amount of time or resources that they devote to our programs. Quintiles may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such program ourselves. If Quintiles or its personnel fail to devote sufficient time and resources to our clinical trials, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new head trauma drugs based on dexanabinol, if any, will be delayed. Quintiles may also have relationships with other commercial entities that compete with us. If they assist our competitors at our expense, our competitive position would be harmed.

      Our current agreement with Quintiles expires at the end of 2003. If Quintiles needs to be replaced, the completion of our Phase III clinical trial for dexanabinol might be delayed, but Pharmos' ability to complete the trial otherwise would not be jeopardized.

      In addition, we depend on a third party independent investigator, ReSearch Pharmaceutical Services, Inc. ("RPS"). RPS is a pharmaceutical resource organization engaged in the business of providing services in connection with our Phase III clinical trial in the United States. Our current agreement with RPS expires at the end of the first quarter of 2004. RPS' personnel are not our employees and we cannot control the amount of time or resources that they devote to our programs. RPS may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such program ourselves. If RPS or its personnel fail to devote sufficient time and resources to our clinical trial, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new head trauma drugs based on dexanabinol, if any, will be delayed. RPS may also have relationships with other commercial entities that compete with us. If they assist our competitors at our expense, our competitive position would be harmed.

We face extensive governmental regulation and any failure adequately to comply could prevent or delay product approval or cause the disallowal of our products after approval

      The FDA and comparable agencies in foreign countries impose many requirements on the introduction of new drugs through lengthy and detailed clinical testing procedures, and other costly and time consuming compliance procedures. These requirements make it difficult to


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

estimate when the two products currently undergoing clinical trials in which we have an interest, or any of our other products in development, will be available commercially, if at all. In addition, the FDA or other comparable agencies in foreign countries may impose additional requirements in the future that could further delay or even stop the commercialization of our products in development.

      Our proprietary compounds in development require substantial clinical trials and FDA review as new drugs. Even if we successfully enroll patients in our clinical trials, patients may not respond to our potential drug products. We think it is prudent to expect setbacks and possible product failures. Failure to comply with the regulations applicable to such testing may delay, suspend or cancel our clinical trials, or the FDA might not accept the test results. The FDA, or any comparable regulatory agency in another country, may suspend clinical trials at any time if it concludes that the trials expose subjects participating in such trials to unacceptable health risks. Further, human clinical testing may not show any current or future product candidate to be safe and effective to the satisfaction of the FDA or comparable regulatory agencies or the data derived therefrom may be unsuitable for submission to the FDA or other regulatory agencies.

      We cannot predict with certainty when we might submit any of our proposed products currently under development for regulatory review. Once we submit a proposed product for review, the FDA or other regulatory agencies may not issue their approvals on a timely basis, if at all. If we are delayed or fail to obtain such approvals, our business may be damaged due to the resulting inability to generate revenues from the sale of such product. If we fail to comply with regulatory requirements, either prior to approval or in marketing our products after approval, we could be subject to regulatory or judicial enforcement actions. These actions could result in:

o     product recalls or seizures;

o     injunctions;

o     criminal prosecution;

o     refusals to approve new products and withdrawal of existing approvals; and

o     enhanced exposure to product liabilities.

We are dependent on our collaborative partner and we may need to find additional partners

      Our strategy for the development, clinical testing, manufacturing, marketing and commercialization of our products includes the use of collaborations with corporate partners, licensors, licensees and others. We currently have an agreement with Bausch & Lomb Incorporated to complete the co-development of an ophthalmic drug. Pharmos is obligated to pay up to $3.75 million, of which $600,000 was deducted from the purchase price paid by Bausch & Lomb in October 2001, towards the cost and expenses of ongoing clinical development for this drug, depending upon the total cost for such development. In July 2003, the Company paid Bausch & Lomb $1.5 million. As of September 30, 2003, Pharmos owes an additional $1.6


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

million as its share of these research and development related LE-T expenses. This amount is included as part of accounts payable at September 30, 2003. The $1.6 million included in accounts payable at September 30, 2003 represents the maximum amount Pharmos owes Bausch & Lomb. Bausch & Lomb is required to invoice us for Pharmos' share of the research and development costs no later than thirty days after obtaining FDA approval or abandonment of the project. In addition, Pharmos will pay Dr. Bodor 11% of our LE-T proceeds due upon FDA approval and 14.3% of the payment we will receive in the event that certain sales levels are exceeded in the first two years following commencement of sales in the U.S.

      Bausch & Lomb Incorporated is responsible for the NDA submission for LE-T, the third ophthalmic product developed by us, which is a combination of loteprednol etabonate and tobramycin, the rights to which we sold to them in October 2001. We may earn up to $22 million from LE-T upon FDA approval and upon Bausch & Lomb's exceeding certain sales forecasts in the first two years of the product's commercialization. We cannot control the amount of time or resources that Bausch & Lomb devotes to this program. They may not assign as great a priority to this program or pursue it as diligently as we would if we were undertaking the completion of this program ourselves. If Bausch & Lomb fails to devote sufficient time and resources to this program, or if its performance is substandard, the payment of any fees due us by Bausch & Lomb under our agreement with them, if any, will be delayed or diminished, or we may not receive any fees at all.

      Due to the often unpredictable nature of the collaboration process, we cannot be sure that any present or future collaborative agreements will be successful. To the extent we choose not to or are not able to establish such arrangements, we would experience increased capital requirements. In addition, we may encounter significant delays in introducing our products currently under development into certain markets or find that the development, manufacture, or sale of those products is hindered by the absence of collaborative agreements due to the relatively small size of our company as compared with that of some of our potential competitors.

Our technologies are subject to licenses and termination of the licenses would seriously harm our business

      We are the licensee under a license agreement with YISSUM Research Development Company of the Hebrew University of Jerusalem relating to certain neuroprotective agents. We also have assigned our rights as licensee to Bausch & Lomb under our license agreement with Dr. Nicholas Bodor, a former vice president and director, relating to ophthalmic compounds. One of the drug products formulated from such compounds has been submitted for approval to the FDA, and we have a financial interest in that product obtaining FDA approval and being successfully commercialized. The license agreements generally require the licensee to pay royalties on the sale of products developed from the licensed technologies, fees on revenues from sublicensees, where applicable, and the costs of filing and prosecuting patent applications. Should we or Bausch & Lomb default on the respective obligations to YISSUM or to Dr. Bodor, the licenses could terminate, which would be detrimental to our operations and prospects due to our dependence on these technologies as a future source of revenue.


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

The value of our research could diminish if we cannot protect or enforce our intellectual property rights adequately

      We actively pursue both domestic and foreign patent protection for our proprietary products and technologies. We believe we have filed for patent protection for our technologies in all markets deemed to be important for the development and commercialization of our drug products. However, our patents may not protect us against our competitors. We may have to file suit to protect our patents or to defend our use of our patents against infringement claims brought by others. Because we have limited cash resources, we may not be able to afford to pursue or defend against litigation in order to protect our patent rights. As a result, while we currently have no specific concerns about gaps in our intellectual property portfolio, we recognize that for companies like Pharmos, where intellectual property constitutes a key asset, there is always a risk that a third party could assert a patent infringement claim or commence a patent interference action. Defending against any such claims or actions could be very costly to Pharmos, even if they were without merit.

      We also rely on trade secret protection for our unpatented proprietary technology. However, trade secrets are difficult to protect. While we enter into proprietary information agreements with our employees and consultants, these agreements may not successfully protect our trade secrets or other proprietary information.

We face large competitors and our limited financial and research resources may limit our ability to develop and market new products

      Many companies, both public and private, including well-known pharmaceutical companies, are marketing and are developing products to treat the conditions that our products, or the products of others in which we have a financial interest, are seeking to treat. For example, while there are currently no products on the market of which we are aware that would compete with our lead central nervous system drug, there are products currently on the market which would compete with the Bausch & Lomb ophthalmic product in which we have a financial interest, LE-T, including Tobradex(R) from Alcon, which is the largest selling product in the category, as well as Pred Forte(R) from Allergan and Vexol(R) from Alcon. Many potential competitors have substantially greater financial, research and development, manufacturing and marketing experience and resources than we do. As a result, our competitors may develop additional drugs that are more effective or less costly than any drug which we may develop, and even if they do not, their superior sales and marketing capabilities may allow them to control the markets for such products despite any clinical superiority of our products.

We lack manufacturing capability

      Other than for the production of clinical trial material, we currently do not have manufacturing facilities. Should any of our products receive approval for marketing, we would likely need to find third party manufacturers to assist in their production. If we should be unable to find such manufacturers with which to work on commercially reasonable terms, it could delay or restrict any potential revenues from such products.


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

We use hazardous materials in our research

      As with most other pharmaceutical companies, our research and development involves the controlled use of hazardous materials. Our laboratories store and/or produce carbon monoxide, nitric acid and ammonia. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply in all material respects with the standard prescribed by government regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for any damages that result. Although we have insurance coverage for third-party liabilities of $10 million per incident, any such liability beyond this insurance coverage could exceed our resources.

We face risks and are subject to restrictions in Israel. A significant part of our operations is conducted in Israel through our wholly-owned subsidiary, Pharmos Ltd., and we are directly affected by economic, political and military conditions there

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, there has been an increase in the unrest and terrorist activity that began in September 2000 and has continued with varying levels of severity in 2003. We do not believe that the political and security situation has had any material negative impact on our business to date; however, the situation is volatile and we cannot be sure that security and political conditions will have no such effect in the future.

      Many of our employees in Israel are obligated to perform military reserve duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of time of some of our employees due to military service. Such disruption could harm our operations.

      In addition, since 1997 Pharmos Ltd. has received funding from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade relating to a variety of proprietary products and technologies. Through September 30, 2003 we have received an aggregate of $8,364,109 from these grants, and may receive future grants, the amounts of which would be determined at the time of application. This funding prohibits the transfer or license of know-how and the manufacture of resulting products outside of Israel without the permission of the Chief Scientist. Although we believe that the Chief Scientist does not unreasonably withhold this permission if the request is based upon commercially justified circumstances and any royalty obligations to the Chief Scientist are sufficiently assured, the matter is solely within his discretion and we cannot be sure that such consent, if requested, would be granted upon terms satisfactory to us or granted at all. Without such consent, we would be unable to manufacture any products developed by this research outside of Israel, which may greatly restrict any potential revenues from such products.

We have certain anti-takeover provisions and are also subject to certain Nevada anti-takeover provisions that may make it difficult for a third party to acquire us or for stockholders to replace or remove current management

      We adopted a stockholder rights plan in October 2002, which imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our board. In addition, our by-laws now provide for the division of our board into three classes serving staggered terms, commencing at our next annual meeting of stockholders, and our charter documents authorize our board to issue up to 1,250,000 shares of preferred stock. Moreover, certain provisions of the Nevada General Corporation Law that limit our ability to enter into "business combinations" with certain "interested shareholders" and limit the voting rights of those stockholders who obtain "control shares" may also act to inhibit a hostile acquisition of our company. All of these provisions described above are likely to discourage potential acquisition proposals and delay or prevent a transaction resulting in a change in control.

      In addition, the existence of these provisions could prevent or frustrate stockholder attempts to replace or remove current management, who serve at the pleasure of our board. Since the "staggered" board provisions of our bylaws, as well as other new bylaw provisions limiting the ability of our stockholders to call special meetings, make it difficult to replace the majority of our board at once, stockholder efforts to change the direction of our company, in the event of their dissatisfaction with the board's or management's performance, could be hindered.

                                 USE OF PROCEEDS

      Except as otherwise described in the accompanying supplement to this prospectus, the net proceeds from any sale of securities will be used for general corporate purposes, research and product development activities (potentially including the acquisition of new technologies), conducting preclinical studies and clinical trials, and for the equipping of facilities. Pending application of the proceeds of a sale of securities, Pharmos intends to invest the net proceeds of the sale in short-term, investment-grade, U.S. dollar-denominated, discounted or interest-bearing instruments.

      The amounts actually expended by Pharmos and the purposes of such expenditures may vary significantly depending upon numerous factors, including the progress of research, drug discovery and development programs, the results of preclinical studies and clinical trials, the timing of regulatory approvals, technological advances, determinations as to the commercial potential of Pharmos' compounds and the status of competitive products. In addition, expenditures will also depend upon the establishment of collaborative research arrangements with other companies, the availability of other financing and other factors.

                                  OUR BUSINESS

Introduction

      Pharmos Corporation is a bio-pharmaceutical company that discovers and develops new drugs to treat a range of inflammatory, pain and neurological disorders. Although we do not currently have any approved products, we have an extensive portfolio of drug candidates under development, as well as discovery, preclinical and clinical capabilities. Prior to the sale of our existing ophthalmic product line to Bausch & Lomb Incorporated in October of 2001, we had two successful ophthalmic products on the market. To date, our principal sources of cash have been the sale of our existing ophthalmic business, revenues from our ophthalmic product line, private financings and research grants.

      Dexanabinol, Pharmos' lead central nervous system product, is currently undergoing a pivotal Phase III clinical trial for severe traumatic brain injury in the United States, Europe, Australia, and Israel. A total of 15 U.S. trauma centers joined the centers in Europe, Israel and Australia already participating in the study. The study is expected to enroll a total of 900 patients, including patients in the U.S. The Phase II studies, completed in early 2000, revealed that the drug inhibited the increase in intracranial pressure above 25mmHg, the level of pressure above which is considered to be a prognostic indicator of poor outcome. This result was statistically significant. The study also showed a trend of efficacy in the drug treated groups versus the placebo group and, within the most severely injured patients, a more than two-fold increase in the percentage of those achieving good recovery (28.0% in the dexanabinol group vs. 11.7% in the placebo group) was demonstrated. In addition, neurological recovery appeared to be accelerated in the dexanabinol treated group, such that the percentage of dexanabinol patients achieving good recovery at one month after injury was significantly higher than in the placebo group.

      In September 2003, Pharmos was notified that the FDA has granted fast track designation for dexanabinol for treatment of severe traumatic brain injury. Fast track designation will result in the expedited review of the New Drug Application (NDA) upon filing.

      In addition, the Company has received approval from Israel's Ministry of Health to commence a Phase IIa trial of dexanabinol as a preventive agent against the cognitive impairment (CI) that can follow coronary surgery under cardiopulmonary bypass (CS-CPB) operations. In March 2003, the Company commenced dosing patients. This trial is being conducted at four leading medical centers in Israel. The exploratory Phase IIa trial will enroll up to 200 patients undergoing CS-CPB.

      Pharmos has identified several promising new compounds based upon its program to develop synthetic relatives of the active ingredient in cannabis. Preclinical investigations are underway for compounds to treat stroke, pain, and multiple sclerosis.

      On October 9, 2001, Pharmos sold all of its rights to its existing ophthalmic product line to Bausch & Lomb for cash and assumption of certain ongoing obligations. The disposition had two parts, one for its two products already on the market, Lotemax(R) and Alrex(R), and the second part for a medication recently submitted to the FDA for marketing approval, a product known as LE-T, involving a combination of loteprednol etabonate and the antibiotic tobramycin. Based on meeting certain new product milestones for LE-T in the future, the gross proceeds of the total disposition may reach up to $47 million. Certain rights to the formulation patents of these ophthalmic products in Japan, Korea, and Australia were conveyed to Senju Pharmaceutical Co., Ltd.

      Pharmos received gross proceeds of approximately $25 million in cash for the rights to Lotemax(R) and Alrex(R), prescription anti-inflammation and allergy products that are manufactured and marketed by Bausch & Lomb Incorporated under a 1995 Marketing Agreement with Pharmos, and for the rights to any future extensions of the active ingredient, loteprednol etabonate. Additionally, Pharmos may receive up to an additional $12 million in gross proceeds, adjusted based on the date of FDA approval of LE-T. An additional milestone payment of up to $10 million could be paid to Pharmos to the extent certain sales levels are exceeded in the first two years following commencement of sales of LE-T in the U.S. Pharmos paid Dr. Nicholas Bodor, the loteprednol etabonate patent owner and licensor, who is also a former director of and consultant to Pharmos, a total of approximately $2.7 million from the initial proceeds of the sale of Lotemax(R) and Alrex(R) in return for his consent to Pharmos' assignment of its rights under the license agreement to Bausch & Lomb Incorporated. Pharmos will also pay Dr. Bodor 11% of our LE-T proceeds due upon FDA approval and 14.3% of any LE-T milestone payment as described above. Pharmos agreed to pay up to $3.75 million of the costs of developing LE-T based on the arrangement with Bausch & Lomb Incorporated, of which $600,000 was deducted from the purchase price paid by Bausch & Lomb to Pharmos in October 2001. In July 2003, the Company paid Bausch & Lomb $1.5 million. As of September 30, 2003, Pharmos owes an additional $1.6 million as its share of these research and development related LE-T expenses. This amount is included as part of accounts payable at September 30, 2003. The $1.6 million included in accounts payable at September 30, 2003 represents the maximum amount Pharmos owes Bausch & Lomb.

Strategy

      Pharmos' business is the discovery and development of new drugs to treat a range of inflammatory and neurological disorders such as traumatic brain injury, stroke and pain. We seek to enter into collaborative relationships with established pharmaceutical companies to complete development and commercialization of our products.

      Pharmos is applying its experience in rational drug design, novel drug delivery technology and high through put screening procedures that facilitate the rapid testing of compounds to develop products directed at several fields, including neuroprotective compounds for traumatic brain injury and stroke, and synthetic, non-psychotropic compounds related to cannabis for neurological, vascular and other conditions involving inflammatory processes.

Products

Platform Technologies

      Pharmos is developing two families of compounds based on scientific knowledge of the medicinal activities of cannabis. Since these compounds are chemically similar in several ways to the main active component of cannabis, they are referred to as cannabinoids. The company utilizes state-of-the-art technologies to synthesize, evaluate and develop new cannabinoid molecules that exhibit enhanced therapeutic benefit but do not display the undesirable, psychotropic effects seen with cannabis. Pharmos continues to expand its library of compounds through a hybrid methodology combining the rational design of compounds based on knowledge of detailed molecular requirements for drug activity with combinatorial chemistry, a technique that utilizes randomized chemical reactions to synthesize large numbers of different molecules. In contrast to the conventional random methods of combinatorial chemistry, this hybrid approach leads to a larger percentage of synthesized compounds that demonstrate activity in screening assays and increases the potential of developing potent and selective drug candidates.

      Pharmos' chemical library consists of two chemically distinct cannabinoid platforms, tricyclic dextrocannabinoids and bicyclic cannabinoids. The two classes of synthetic cannabinoids have different mechanisms of action, but there is considerable overlap in their therapeutic potential for treating neurological, cardiovascular, autoimmune and inflammatory disorders.

Tricyclic dextrocannabinoids

      The tricyclic dextrocannabinoids, for which dexanabinol is the prototype, do not bind appreciably to either of the two known classes of cannabinoid receptors. Therefore, this family of compounds does not show the psychotropic and other negative side effects seen with naturally occurring cannabinoids. Drug candidates in this family display biological activity by blocking the activation of specific channels in nerve cells and/or inhibiting several major inflammatory mechanisms. Both activities may reduce the amount of sudden and programmed cell death caused by certain disorders.

      Dexanabinol is currently undergoing a Phase III clinical study for the treatment of severe head injury and a Phase IIa trial for dexanabinol as a preventive agent against the CI that can follow coronary surgery under CS-CPB operations. Other tricyclic dextrocannabinoids are under evaluation in preclinical models for stroke; neuropathic pain, which results from nerve damage or dysfunction; nociceptive pain, which is caused by activation of nerve sensors as a result of acute tissue damage; and autoimmune disorders such as multiple sclerosis.

Dexanabinol

      Dexanabinol is Pharmos' lead central nervous system product aimed at treating severe head trauma. It is a member of the tricyclic family of compounds, therefore it is similar in structure to the active ingredient in cannabis but is designed to avoid the unwanted psychotropic and sedative effects while retaining properties of medicinal value as an agent to reduce inflammation.

      In 1996, a Phase I study conducted in England of rising dose tolerance in healthy volunteers (50 subjects) showed dexanabinol to be safe and well tolerated at doses up to and including the expected therapeutic doses. An additional Phase I study was conducted in Germany in 2002. In late 1996, Pharmos commenced a Phase II study conducted at six medical centers in Israel on patients with severe head injury. This trial was reviewed and approved by the American Brain Injury Consortium and the European Brain Injury Consortium.

      In 1998, Pharmos announced the results of a Phase II Clinical Study involving 67 patients. The study tested three doses of dexanabinol in three groups, also known as cohorts, of patients, and Pharmos' announcement related to the first two cohorts of the three cohort study. These studies established an excellent safety profile of the drug in the treated patients. There were no unexpected adverse experiences reported for either the drug treated or placebo group. Intracranial pressure above a threshold of 25 mmHg, an important risk factor and a predictor of poor neurological outcome, was significantly reduced in the drug-treated patients through the third day of treatment, without a concomitant reduction in systolic blood pressure. The mortality rate of 10% (3/30) in the dexanabinol group compared favorably with a 13.5% rate in the placebo group (5/37). The investigators concluded that dexanabinol was shown to be safe and well tolerated in severe head trauma patients. Neurological outcomes in the study, assessed periodically up to 6 months after injury, established a strong trend of efficacy. The percentage of patients achieving Good Neurological Outcome, the highest score on the five level Glasgow Outcome Score used to assess the recovery of head trauma patients, was higher in the drug-treated group at each measurement. Among the most severely injured patients in the study, a better outcome was consistently observed among the drug treated group than among the placebo treated group. Patients received an intravenous injection of either dexanabinol or placebo within 6 hours of the injury. Demographically, all 67 patients were fairly representative of the characteristics describing severe head trauma.

      In early 2000, Pharmos announced the results of the third cohort of the Phase II Clinical Study. The study concluded that the Phase II goals of establishing the safety of dexanabinol in traumatic brain injury and the dosing parameters for a pivotal study were met. 101 patients in total were enrolled in the multi-center, double-blind, randomized Phase II study, which was carried out in six trauma centers in Israel affiliated with the American Brain Injury Consortium. Fifty-two of the patients were treated with dexanabinol at three separate doses and forty-nine received a placebo. In the third cohort, thirty-three patients received an intravenous injection of either 200 mg. of dexanabinol (N=21) or placebo (N=12) within six hours of injury. Demographically, these patients were fairly representative of the traumatic brain injury population, comprising mostly young men injured in motor vehicle accidents. However, the dexanabinol and placebo groups differed with respect to several important baseline entry parameters affecting the patients' prognosis; for example, injury severity as determined by the Glasgow Coma Scale was significantly worse in the treated group than in the placebo group. In addition, the patients' Computerized Tomography classifications indicating the extent of the brain injury were worse in the drug-treated group compared to placebo. Predictably, the strong trend for better neurological outcome in comparison with placebo that was observed in the first two cohorts (48mg. and 150mg. doses) was not repeated in this cohort. Nevertheless, intracranial pressure above a threshold of 25mmHg, a major risk factor affecting the prognosis of traumatic brain injury, was lower 40-70% of the time during the first days after injury in the treated group vs. the placebo group. This result was similar to those of the previous two cohorts (48mg. and 150mg. doses) reported in 1998.

      An analysis of patient performance on the Galveston Orientation and Amnesia Test demonstrated significantly better results in the dexanabinol treated patients at 1, 3 and 6 months follow-up compared to placebo. The Galveston Orientation and Amnesia Test is a neurological test that measures awareness of surroundings and ability to remember. The 6 month outcome as measured by the Glasgow Outcome Score was similar in the treated and placebo groups as a whole, a comparison of outcome within the subgroup of very severe (Glasgow Coma Scale 4-6) patients revealed a more than two-fold increase in the percentage of those achieving good recovery (28.0% in the dexanabinol group vs. 11.7% in the placebo group). In addition, neurological recovery appeared to be accelerated in the dexanabinol treated group, such that the percentage of dexanabinol patients achieving good recovery (measured by Glasgow Outcome Score) at 1 month was significantly higher than in the placebo group (17% vs. 2%, p<0.02).

      During January 2001, Pharmos announced that its international pivotal trial of dexanabinol for severe traumatic brain injury commenced in Europe and Israel. During February 2003, the FDA accepted the Company's IND application, which allows the Company to commence the trial in the U.S. The purpose of the Phase III study is to determine the safety and efficacy of dexanabinol in severe traumatic brain injury patients. The study is expected to enroll a total of 900 patients. Up to 80 centers in Europe, U.S., Australia and Israel are expected to participate in the study. European countries participating in the study include Belgium, Finland, France, Germany, Italy, the Netherlands, Spain, Switzerland, Turkey, and the U.K., along with Israel and Australia. Pharmos is collaborating with the European Brain Injury Consortium and the American Brain Injury Consortium in a number of areas, including recruitment efforts with trauma centers.

      Pharmos currently anticipates that it will complete enrollment of the 900 patients for the Phase III clinical trial in the first of quarter 2004. Approximately six months after the completion of enrollment, Pharmos anticipates completing the clinical trial, since the trial protocol requires periodic examinations and testing of patients enrolled in the trials during the six months following their initial treatment.

      In September 2003, Pharmos was notified that the FDA has granted fast track designation for dexanabinol for treatment of severe traumatic brain injury. Fast track designation will result in the expedited review of the NDA upon filing.

      In March 2003, the Company commenced a Phase IIa trial of dexanabinol as a preventive agent against the CI that can follow CS-CPB operations. Currently, the Phase IIa trial is being conducted at four leading medical centers in Israel and is expected to enroll up to 200 patients.

Bicyclic cannabinoids

      As with the tricyclic dextrocannabinoids, the bicyclic cannabinoids do not display the unwanted psychotropic side effects seen with natural cannabinoids. However, the molecular activity of the bicyclics is different from the tricyclics in that the bicyclic cannabinoids bind with high affinity to cannabinoid receptor located on immune and inflammatory cells. Such binding of bicyclic cannabinoids to these receptors may help prevent certain cells from activating inflammatory conditions.

      Pharmaceuticals that activate these receptors may be important in treating various autoimmune, inflammatory or degenerative disorders. Several candidates from Pharmos' bicyclic cannabinoid library have shown promise in animal models for autoimmune disorders such as multiple sclerosis, and for neuropathic and nociceptive pain.

Loteprednol Etabonate

      Loteprednol etabonate is a unique steroid, designed to act in the eye and alleviate inflammatory and allergic conditions, and is quickly and predictably reduced into inactive particles before it reaches the inner eye or systemic circulation. This results in improved safety by avoiding the side effects related to exposure to most ocular steroids. In the eye, the most unwanted side effect of steroids is the elevation of intra-ocular pressure, which can be sight threatening. While steroids, for lack of an alternative, are regularly used for severe inflammatory conditions of the eye, milder conditions, such as allergies, are preferentially treated with less effective non-steroidal agents.

      LE-T, a loteprednol etabonate-based eye drug combined with the antibiotic tobramycin that was sold to Bausch & Lomb as part of the ophthalmic business disposition in October 2001, is undergoing a further clinical trial before submitting the New Drug Application for FDA approval. In November 2003, Bausch & Lomb filed the NDA with the FDA.

      In October 2001, Pharmos sold all of the assets of its existing ophthalmic business in the U.S. and Europe to Bausch & Lomb. Pharmos retains no residual rights to Lotemax(R) or Alrex(R), two commercially-available products which were included in the assets sold to Bausch & Lomb, but may receive up to a maximum gross $12 million based on the date of FDA approval of LE-T, and receive an additional fee of up to $10 million if the following occurs: (a) net sales of LE-T in the first 12 months after commercial launch are at least $7.5 million and (b) net sales of LE-T in the second twelve consecutive months after commercial launch (i) exceed $15.0 million and (ii) are greater than net sales in (a) above. Future payments will be included in the Company's income when all contingencies are resolved. In addition, Pharmos has agreed to pay $3.75 million, the maximum amount of the clinical development costs of LE-T. There are several products currently on the market against which LE-T would compete, with Alcon's Tobradex(R) being the largest selling product in the category.

      The first of the two contingent payments, tied to the date Bausch & Lomb receives FDA approval for LE-T, was initially established at $15.4 million if the FDA approval was obtained on or before January 2, 2002. That amount has been decreasing by $90,000 per month for each month of 2002 and 2003. If the FDA approval is obtained after December 2003, the parties have agreed to negotiate in good faith an appropriate payment.

Competition

      The pharmaceutical industry is highly competitive. Pharmos competes with a number of pharmaceutical companies that have financial, technical and marketing resources significantly greater than those of Pharmos. Some companies with established positions in the pharmaceutical industry may be better equipped than Pharmos to develop and market products in the markets Pharmos is seeking to enter. A significant amount of pharmaceutical research is also being carried out at universities and other not-for-profit research organizations. These institutions are becoming increasingly aware of the commercial value of their findings and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for the use of technology they have developed. These institutions may also market competitive commercial products on their own or through joint ventures and will compete with Pharmos in recruiting highly qualified scientific personnel.

      Pharmos is pursuing areas of product development in which there is a potential for extensive technological innovation. Pharmos' competitors may succeed in developing products that are more effective than those of Pharmos. Rapid technological change or developments by others may result in Pharmos' potential products becoming obsolete or non-competitive.

      While there are currently no products either on the market or in clinical trials of which we are aware that would compete with our lead central nervous systems drug, there are products currently on the market which would compete with the Bausch & Lomb ophthalmic product in which we have a financial interest, LE-T, including Tobradex(R) from Alcon, which is the largest selling product in the category, as well as Pred Forte(R) from Allergan and Vexol(R) from Alcon.

Collaborative Relationships

      Pharmos' commercial strategy is to develop products independently and, where appropriate, in collaboration with established pharmaceutical companies and institutions. Collaborative partners may provide financial resources, research and manufacturing capabilities and marketing infrastructure to aid in the commercialization of Pharmos' products in development and potential future products. Depending on the availability of financial, marketing and scientific resources, among other factors, Pharmos may license its technology or products to others and retain profit sharing, royalty, manufacturing, co-marketing, co-promotion or similar rights. Any such arrangements could limit Pharmos' flexibility in pursuing alternatives for the commercialization of its products. Due to the often unpredictable nature of the collaborative process, we cannot be sure that we will be able to establish any additional collaborative arrangements or that, if established, any such relationships will be successful.

Bausch & Lomb

      In October 2001, Pharmos sold to Bausch & Lomb all of its rights in the U.S. and Europe to manufacture and market Lotemax(R) and Alrex(R) and the third loteprednol etabonate-based product, LE-T, which continues to be developed by Bausch & Lomb. As part of the sale agreement, upon FDA approval Pharmos will receive up to an additional $12 million in gross proceeds, based upon the date of FDA approval of the product, and a milestone payment of up to an additional $10 million if actual sales during the first two years following commercialization exceed agreed-upon forecasted amounts. Pharmos agreed to pay up to $3.75 million, of which $600,000 was withheld from the sales proceeds, of the costs of developing LE-T based on the arrangement with Bausch & Lomb and will have a passive role as a member of a joint committee overseeing the development of LE-T. In July 2003, the Company paid Bausch & Lomb $1.5 million. As of September 30, 2003, Pharmos owes an additional $1.6 million as its share of these research and development related LE-T expenses. This amount is included as part of accounts payable at September 30, 2003. The $1.6 million included in accounts payable at September 30, 2003 represents the maximum amount Pharmos owes Bausch & Lomb.

      Pharmos paid Dr. Nicholas Bodor, the loteprednol etabonate patent owner and licensor, who is also a former director of and consultant to our company, a total of approximately $2.7 million from the initial proceeds of the sale of Lotemax(R) and Alrex(R) in return for his consent to Pharmos' assignment of its rights under the license agreement to Bausch & Lomb ($1.5 million paid at closing and $1.2 million paid in October 2002). Pharmos will also pay Dr. Bodor 11% of our LE-T proceeds due upon FDA approval and 14.3% of the payment we will receive in the event that certain sales levels are exceeded in the first two years following commencement of sales in the U.S.

Patents, Proprietary Rights and Licenses

Patents and Proprietary Rights

      Proprietary protection generally has been important in the pharmaceutical industry, and the commercial success of products incorporating Pharmos' technologies may depend, in part, upon the ability to obtain strong patent protection.

      Some of the technologies underlying Pharmos' potential products were invented or are owned by various third parties, including the Hebrew University of Jerusalem. Pharmos is the licensee of these technologies under patents held by the applicable owner, through licenses that generally remain in effect for the life of the applicable patent. Pharmos generally maintains, at its expense, U.S. and foreign patent rights with respect to both the licensed and its own technology and files and/or prosecutes the relevant patent applications in the U.S. and foreign countries. Pharmos also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop its competitive position. Pharmos' policy is to protect its technology by, among other things, filing, or requiring the applicable licensor to file, patent applications for technology that it considers important to the development of its business. Pharmos intends to file additional patent applications, when appropriate, relating to its technology, improvements to its technology and to specific products it develops.

      The patent positions of pharmaceutical firms, including Pharmos, are uncertain and involve complex factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before or after the patent is issued. Consequently, Pharmos does not know whether any of the pending patent applications underlying the licensed technology will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or will be circumvented or invalidated. Since patent applications in the

U.S. and elsewhere publish only 18 months after priority date, and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, Pharmos cannot be certain that it or its licensors, as the case may be, were the first creators of inventions covered by pending and issued patents or that it or its licensors, as the case may be, were the first to file patent applications for such inventions. Moreover, Pharmos may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to Pharmos, even if the eventual outcome is favorable to Pharmos. The results of the judicial process are often uncertain, and we cannot therefore be sure that a court of competent jurisdiction will uphold the patents, if issued, relating to the licensed technology, or that a competitor's product will be found to infringe such patents.

      Other pharmaceutical and drug delivery companies and research and academic institutions may have filed patent applications or received patents in Pharmos' fields. If patents are issued to other companies that contain competitive or conflicting claims and such claims are ultimately determined to be valid, it is possible that Pharmos would not be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology.

      Pharmos also relies upon trade secret protection for its confidential and proprietary information. It is always possible that others will independently develop substantially equivalent proprietary information and techniques or otherwise gain access to Pharmos' trade secrets.

      It is Pharmos' policy to require its employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting or advisory relationships with Pharmos. These agreements generally provide that all confidential information developed or made known to the individual during the course of the individual's relationship with Pharmos is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees and certain consultants, the agreements provide that all inventions conceived by the individual in the course of their employment or consulting relationship shall be the exclusive property of Pharmos. Due to the vital nature of trade secrets and the often uncertain results of the judicial process, we cannot be sure, however, that these agreements will provide meaningful protection or adequate remedies for Pharmos' trade secrets in the event of unauthorized use or disclosure of such information. Pharmos' patents and licenses underlying its potential products described herein are summarized below.

Neuroprotective Agents. Pharmos has licensed from the Hebrew University of Jerusalem, which is the academic affiliation of the inventor, Dr. Raphael Mechoulam, patents covering new compounds that have demonstrated beneficial activity which may prevent damage or death to nerve cells resulting from various diseases and disorders of the nervous system while appearing to be devoid of most of the deleterious side effects usually associated with this class of compounds. Several patents have been designed to protect this family of compounds and their uses devised by inventors at Pharmos and the inventors at the Hebrew University. The earliest patent applications resulted in patents issued in 1989, and the most recent patents date from 2003. These patents cover dexanabinol, which is under development for the treatment of head trauma and other conditions, and new molecules discovered by modifying the chemical structure of dexanabinol.

Site-Specific Drugs. In the general category of site-specific drugs that are active mainly in the eye and have limited systemic side effects, Pharmos licensed several patents from Dr. Nicholas Bodor. It assigned its rights under the Bodor license to Bausch & Lomb in October 2001 in connection with its sale of its existing ophthalmic business. The earliest patents date from 1984 and the most recent from 1996. Some of these patents cover loteprednol etabonate-based products and its formulations.

Analgesic Agents. Pharmos has also licensed from the Hebrew University of Jerusalem, patents for inventions of Dr. Mechoulam covering new compounds that have demonstrated beneficial activity which may be effective in treating not only neurological disorders, but also inflammatory diseases and most importantly pain. These bicyclic compounds do not cause most of the adverse deleterious side effects usually associated with cannabinoids. Several patents have been designed to protect this family of compounds and their uses devised by inventors at Pharmos and the inventors at the Hebrew University. The earliest patent applications resulted in patents issued in 1995, and the most recent patent application dates from 2003. These patents cover HU-308 and related compounds and new molecules from a different chemical structure.

Selective Estrogen Receptor Modulators (SERM). Pharmos has filed patent applications in the U.S., Israel, Australia, Canada, Japan, Brazil, Korea and the European Patent Office to protect certain derivatives of tamoxifen, a drug approved by the FDA, and other molecules that enhance or improve the actions of steroid hormones. In July 1997, the U.S. Patent and Trademark Office issued a patent with claims covering the compounds themselves and their use. A second patent issued in July 2000 claims the use of these compounds as agents to inhibit growth of new blood vessels, a potential method of treating various cancers. Pharmos believes that these derivatives are superior to the parent compounds in that they are devoid of central nervous system side effects.

Emulsion-based Drug Delivery Systems. In the general category of SubMicron Emulsion technology, Pharmos holds a license to one family of patents from the Hebrew University of Jerusalem and has filed ten independent patent families of applications including more than ninety patent applications that are at different stages of prosecution. These patents and patent applications have been devised to protect a group of formulation technologies devised by Pharmos and the inventors as they relate to pharmaceutical and medicinal products. The earliest patent filings for SubMicron Emulsion technology date from 1993 and the most recent from 1998. These patents cover a broad range of new formulations, which improve the absorption of drugs that are poorly soluble in water.

Licenses

      As discussed above, Pharmos licenses patents covering neuroprotective agents and emulsion-based drug delivery systems from the Hebrew University of Jerusalem. Pharmos assigned its rights as licensee of Dr. Bodor's loteprednol etabonate-based ophthalmic compounds to Bausch & Lomb in October 2001.

      Pharmos' subsidiary Pharmos Ltd. has licensed its patents related to the oral delivery of lipophilic substances in the limited field of use of nutraceuticals to Herbamed, Ltd., a company in Israel controlled by Dr. Haim Aviv, the Chairman and Chief Executive Officer of Pharmos. The License Agreement, originally entered into in May 1997 and amended in December 2001, licenses to Herbamed the Company's patent rights for the oral delivery of lipophilic substances in the limited field of nutraceuticals, which include food and dietary supplements, food additives, vitamins and herbs. Under the terms of the revised License Agreement, Herbamed will pay to Pharmos Ltd. royalties of 6% on net sales of up to $20 million, 5% on net sales between $20 million and $50 million and 4% on net sales in excess of $50 million. The Company recognized royalties of a non-material amount during the nine month period ended September 30, 2003.

      Dr. Aviv was not directly involved with either party in negotiating the terms of the License Agreement with Herbamed. Pharmos Ltd. concluded that the royalty rates and other terms of the License Agreement are commercially reasonable to it, and the License Agreement was ratified by the Board of the Company.

Government Regulation

Regulation by governmental authorities in the U.S. and other countries is a significant factor in our ongoing research and development activities and in the production and marketing of our products. In order to undertake clinical tests, to produce and market products for human therapeutic or diagnostic use, mandatory procedures and safety standards established by the FDA in the U.S. and comparable agencies in other countries must be followed.

The standard process required by the FDA before a pharmaceutical agent may be marketed in the U.S. includes the following steps:

      (i) Preclinical studies including laboratory evaluation and animal studies to test for initial safety and efficacy;

      (ii) Submission to the FDA of an Investigational New Drug Application, which must become effective before human clinical trials may commence;

      (iii) Adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug in its intended application;

      (iv) Submission to the FDA of a New Drug Application, which application is not automatically accepted by the FDA for consideration; and

      (v) FDA approval of the New Drug Application prior to any commercial sale or shipment of the drug.

      In addition to obtaining FDA approval for each product, each domestic drug-manufacturing establishment must be registered or licensed by the FDA for each product that is manufactured at that facility. U.S. manufacturing establishments are subject to inspections by the FDA and by other Federal, state and local agencies and must comply with current Good Manufacturing Practices, requirements applicable to the production of pharmaceutical drug products.

      Preclinical studies include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulation. The results of the preclinical studies are submitted to the FDA as part of an Investigational New Drug Application, and unless the FDA objects, the application will become effective 30 days following its receipt by the FDA.

      Clinical trials involve the administration of the drug to healthy volunteers and/or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol is submitted to the FDA as part of the application. Each clinical study is approved and monitored by an independent Institutional Review Board or Ethics Committee at each clinical site who will consider, among other things, ethical factors, informed consents, the safety of human subjects and the possible liability of the institution conducting a clinical study.

      Clinical trials typically are conducted in three sequential phases, although the phases may overlap. In Phase I, the initial introduction of the drug to humans, the drug is tested for safety and clinical pharmacology such as metabolism. Phase II involves detailed evaluation of safety and efficacy of the drug in patients with the disease or condition being studied. Phase III trials consist of larger scale evaluation of safety and efficacy and usually require greater patient numbers and multiple clinical trial sites, depending on the clinical indications for which marketing approval is sought.

      The process of completing clinical testing and obtaining FDA approval for a new product is likely to take a number of years and require the expenditure of substantial resources. The FDA may grant an unconditional approval of a drug for a particular indication or may grant approval conditioned on further post-marketing testing. The FDA also may conclude that the submission is not adequate to support an approval and may require further clinical and preclinical testing, re-submission of the New Drug Application, and further review. Even after initial FDA approval has been obtained, further studies may be required to provide additional data on safety or to gain approval for the use of a product for clinical indications other than those for which the product was approved initially. Also, the FDA may require post-market testing and surveillance programs to monitor the drug's efficacy and side effects.

      Marketing of pharmaceutical products outside of the U.S. is subject to regulatory requirements that vary widely from country to country. In the European Union, the general trend has been towards coordination of the common standards for clinical testing of new drugs. Centralized approval in the European Union is coordinated through the European Medicines Evaluation Agency, or EMEA.

      The level of regulation outside of the U.S. varies widely. The time required to obtain regulatory approval from comparable regulatory agencies in each country may be longer or shorter than that required for FDA or EMEA approval. In addition, in certain markets, reimbursement may be subject to governmentally mandated prices.

Corporate History

      Pharmos Corporation, a Nevada corporation, formerly known as Pharmatec, Inc., was incorporated under the laws of the State of Nevada on December 20, 1982. On October 29, 1992, Pharmos, the Nevada Corporation, completed a merger with a privately held New York corporation known as Pharmos Corporation, and in 1992 acquired all of the outstanding shares of Xenon Vision, Inc., a privately held Delaware corporation.

Human Resources

      As of September 30, 2003, Pharmos had 57 employees (51 full-time and 6 part-time), including 14 in the U.S. (1 part-time) and 43 in Israel (5 part-time), of whom approximately 17 hold doctorate or medical degrees.

      During the first quarter of 2003, the Company implemented a company-wide cost cutting program. Staff reductions of up to 15% were concentrated in its Discovery & Early Stage Research Group and in certain general and administrative areas.

      Pharmos' employees are not covered by a collective bargaining agreement. Pharmos has never experienced employment-related work stoppages and considers its employee relations to be excellent.

Public Funding and Grants

      Pharmos' subsidiary, Pharmos Ltd., has received certain funding from the Chief Scientist of the Israel Ministry of Industry and Trade (the Chief Scientist) for research and development activities, particularly for dexanabinol. Pharmos has received an aggregate of $8,364,109 under such agreements through September 30, 2003. Pharmos will be required to pay royalties to the Chief Scientist ranging from 3% to 5% of product sales, if any, as a result of the research activities conducted with such funds. Aggregate royalty payments per product are limited to the amount of funding received to develop that product. Additionally, funding by the Chief Scientist places certain legal restrictions on the transfer of know-how and the manufacture of resulting products outside of Israel. See "Conditions in Israel."

      Pharmos received funding of $925,780 from the Israel-U.S. Binational Industrial Research and Development Foundation to develop Lotemax(R) and LE-T. Pharmos was required to pay royalties to this foundation on product sales, if any, of 2.5%, through September 1999, then 5% thereafter, as a result of the research activities conducted with such funds. Aggregate royalty payments are limited to 150% of the amount of such funding received, linked to the exchange rate of the U.S. dollar and the New Israeli Shekel. During October 2001, in connection with the sale of Pharmos's existing ophthalmic business, Pharmos paid the foundation royalties of approximately $1.0 million for Lotemax(R) which concluded Pharmos' obligation to pay royalties to the foundation with respect to Lotemax(R). Pharmos retains its obligation to repay that portion of funding it received from the foundation with respect to LE-T of $306,750.

      In April 1997, Pharmos signed an agreement with the Magnet consortium, operated by the Office of the Chief Scientist, for developing generic technologies and for the design and development of drug and diagnostic kits. Under such agreement, Pharmos was entitled to a non-refundable grant amounting to approximately 60% of the actual research and development and equipment expenditures on approved projects. No royalty obligations were required within the framework. As of September 30, 2003, Pharmos had received grants totaling $1,659,548 pursuant to this agreement.

Conditions in Israel

      A significant part of our operations is conducted in Israel through our wholly owned subsidiary, Pharmos Ltd., and we are directly affected by economic, political and military conditions there.

      Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, as well as incidents of civil unrest. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, there has been an increase in the unrest and terrorist activity that began in September 2000 and has continued with varying levels of severity into 2003. We do not believe that the political and security situation has had any material negative impact on our business to date; however, the situation is volatile and we cannot be sure that security and political conditions will have no such effect in the future.

      Many of our employees in Israel are obligated to perform military reserve duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of time of some of our employees due to military service.

      In addition, since 1997 Pharmos Ltd. has received funding from the Office of the Chief Scientist of the Israel Ministry of Industry and Trade relating to a variety of proprietary products and technologies. Through September 30, 2003, we have received an aggregate of $1,659,548 from these grants, and may receive future grants, the amounts of which would be determined at the time of application. This funding prohibits the transfer or license of know-how and the manufacture of resulting products outside of Israel without the permission of the Chief Scientist. Although we believe that the Chief Scientist does not unreasonably withhold this permission if the request is based upon commercially justified circumstances and any royalty obligations to the Chief Scientist are sufficiently assured, the matter is solely within his discretion and we cannot be sure that such consent, if requested, would be granted upon terms satisfactory to us or granted at all. Without such consent, we would be unable to manufacture any products developed by this research outside of Israel, which may greatly restrict any potential revenues from such products.

Properties

      Pharmos is headquartered in Iselin, New Jersey where it leases its executive offices and maintains clinical, regulatory and business development staff. Pharmos also leases facilities used in the operation of its research, development, pilot manufacturing and administrative activities in Rehovot, Israel. These facilities have been improved to meet the special requirements necessary for the operation of Pharmos' research and development activities. In the opinion of the management these facilities are sufficient to meet the current and anticipated future requirements of Pharmos. In addition, management believes that it has sufficient ability to renew its present leases related to these facilities or obtain suitable replacement facilities. The monthly lease obligations for our office space in 2003 are $17,308 for Iselin, New Jersey and $23,735 for Rehovot, Israel. The approximate square footage for Iselin, New Jersey and Rehovot, Israel are 10,403 and 21,600, respectively.

Legal Proceedings

None.

                       RATIO OF EARNINGS TO FIXED CHARGES

      We have incurred losses from operations since our inception, and our ratio of earnings to fixed charges has consequently remained less than one during the periods shown below. For purposes of calculating this ratio:

      o earnings consist of income before income taxes and extraordinary items plus fixed charges (but only to the extent that fixed charges were deducted in calculating income); and

      o     preferred dividends; and

      o fixed charges consist of interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and our estimate of the interest portion of rental expense.

      The following table shows the dollar amount of the shortfall of our earnings as compared to our fixed charges for each of the indicated periods.

The following table shows the dollar amount of the shortfall of our earnings as compared to our fixed charges for each of the indicated periods.

                             Year Ended December 31,

      1997             1998            1999             2000             2002
   -----------      ----------      ----------      -----------      -----------

   $10,267,608      $5,704,564      $4,807,609      $10,454,036      $18,410,641

We had net income from operations for the year ended December 31, 2001, and our ratio of earnings to fixed charges was consequently higher than one during that period. The following table shows the ratio and figures used in computing the ratio for the year ended December 31, 2001:

                          Year Ended December 31, 2001

                        Income before income taxes
    and extraordinary items                     Ratio of earnings
      plus fixed charges      Fixed charges     to fixed charges
      ------------------      -------------     ----------------

          $ 6,877,592          $ 1,831,737          3.75 : 1

For the nine months ended September 30, 2003, the Company has again experienced a shortfall in earnings as compared to our fixed charges. The dollar amount of this shortfall through September 30, 2003 was $13,507,289.

                            DESCRIPTION OF SECURITIES

      We have provided below certain general information concerning the securities that we may offer from time to time. Each time that we offer any of these securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities being offered.

      For the complete terms of our common stock and preferred stock, please refer to our charter and by-laws, which are incorporated by reference into the registration statement which includes this prospectus. The Nevada General Corporation Law may also affect the terms of these securities. While the terms we have summarized below will apply generally to any future common stock and preferred stock that we may offer, we will describe the particular terms of any common stock or series of preferred stock in more detail in the applicable prospectus supplement. If we indicate in a prospectus supplement, the terms of any common stock or series of preferred stock we offer under that prospectus supplement may differ from the terms we describe below.

                                  COMMON STOCK

      Our common stock is fully described in the Registration Statement on Form 8-A dated January 30, 1984 of Pharmos' predecessor, Pharmatec, Inc., and the description has been incorporated in this prospectus by reference.

      Pharmos' Restated Articles of Incorporation currently authorize the issuance of up to 110,000,000 shares of Common Stock. As of November 17, 2003, there were 74,295,541 shares outstanding.

Voting. For all matters submitted to a vote of stockholders, each holder of common stock is entitled to one vote for each share registered in his or her name on Pharmos' books. Our common stock does not have cumulative voting rights. As a result, subject to the voting rights of any outstanding preferred stock (if any), persons who hold more than 50% of the outstanding common stock entitled to elect members of our board of directors can elect all of the directors who are up for election in a particular year.

Dividends. If our board of directors declares a dividend, holders of common stock will receive payments from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

Liquidation and Dissolution. If Pharmos is liquidated or dissolved, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

Other Rights and Restrictions. Holders of Pharmos common stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our common stock is not subject to redemption by us. The rights, preferences and privileges of common stockholders are subject to the rights of the holders of any outstanding series of preferred stock. Our charter and by-laws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock under this prospectus, the shares will be fully paid and non-assessable and will not have, or be subject to, any preemptive or similar rights.

Listing. Pharmos' common stock is listed on the Nasdaq SmallCap Market.

Transfer Agent and Registrar. The transfer agent and registrar for Pharmos' common stock is American Stock Transfer and Trust Company, New York, New York.

                                RIGHTS AGREEMENT

      On October 23, 2002, the Board of Directors of Pharmos approved a stockholder rights plan as set forth in the Rights Agreement, dated as of October 23, 2002, between Pharmos and American Stock Transfer & Trust Company, as Rights Agent. Under the Rights Agreement, each common stockholder of record as of the close of business on November 6, 2002 received a dividend of one right for each share of common stock held. Each right entitles the holder to purchase from Pharmos one one-thousandth of a share of a new series of participating preferred stock at an initial purchase price of $15.00. The plan is designed to impose a significant penalty upon any person or group that acquires 15% or more of our outstanding common stock without the approval of our board.

      The stockholder rights are triggered either ten days after a third party announces its acquisition of 15% or more of Pharmos' common stock or ten business days after someone starts a tender offer to acquire such amount of shares. At that time, all stockholders, other than the person who acquired the block or started the tender offer, will have the right for 60 days, upon payment of $15, to purchase $30 worth of common stock of Pharmos, in substitution for the new preferred stock authorized by the stockholder rights plan, at the current market price. As a result, the stockholders of Pharmos will be able to purchase a large number of shares at a discount, significantly diluting the interest of the acquiring person and making it significantly more expensive for that person to acquire control of Pharmos.

      For example, if the price of Pharmos' common stock is $3 per share when the rights are triggered, each holder of common stock will have the right to purchase for $15 the number of shares equal to $15, divided by 50% of the market price, in this case $15/$1.50, or ten shares. Consequently, a holder would effectively obtain $30 in value for $15. Assuming approximately 55 million shares of Pharmos common stock currently outstanding, each with a right attached, Pharmos' stockholders collectively have an aggregate value in their rights of $825 million. That is, regardless of the market price for Pharmos' common stock, whenever the right becomes exercisable, the stockholders collectively have the ability to spend $825 million to acquire $1.65 billion in stock. That dilution could make it prohibitively expensive for a hostile acquisition to occur.

Nevada Anti-Takeover Laws

      Pharmos is subject to the provisions of Sections 78.411 through 78.444 of the Nevada Law, an anti-takeover statute (the "Business Combination Statute"). In general, the Business Combination Statute prohibits a publicly-held Nevada corporation from engaging in a "combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless such combination is approved in a prescribed manner or satisfies certain fair value requirements. For the purposes of the Business Combination Statute, "combination" includes a merger, an asset sale, the issuance or transfer by the corporation of its shares in one transaction or a series of transactions, having an aggregate fair market value equal to five percent or more of the aggregate market value of the corporation's outstanding shares, to the interested stockholder or to an associate of the interested stockholder, and certain other types of transactions resulting in a financial benefit the interested stockholder. An "interested stockholder" is a person who is the beneficial owner, directly or indirectly, of ten percent or more of the corporation's voting stock or an affiliate or associate of the corporation that at any time within the three years immediately preceding the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the corporation's voting stock.

      By an amendment to its By-laws, Pharmos has exempted itself from the provisions of Sections 78.378 through 78.3793 of the Nevada Law, a "control share" statute which otherwise prohibits an acquiring person, under certain circumstances, from voting certain shares of a target corporation's stock after such acquiring person's percentage of ownership of such corporation's stock crosses certain thresholds, unless the target corporation's disinterested stockholders approve the granting of voting rights to such shares.

Certain Effects of Authorized but Unissued Stock

      Pharmos has shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, facilitate corporate acquisitions or payable as a dividend on the capital stock.

      The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, if we issue preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

                                 PREFERRED STOCK

      Pharmos' Restated Articles of Incorporation currently authorize the issuance of up to 1,250,000 shares of preferred stock. In connection with three financing transactions several years ago, Pharmos' Board of Directors designated 2,000 shares as Series A Preferred Stock, 6,000 shares as Series B Preferred Stock and 10,000 shares as Series C Preferred Stock. All of the shares of the Series A and the Series B Preferred Stock and 7,000 shares of the Series C Preferred Stock were issued by Pharmos and then converted by the holders into shares of common stock in accordance with their terms. As a result, of the authorized preferred stock, no shares, designated as Series A, Series B or Series C Preferred Stock, are currently outstanding. There are an additional 3,000 shares designated as Series C Preferred Stock which may be issued at the discretion of Pharmos. Pharmos, however, has no current intention of reissuing any shares of the previously issued and converted shares of Series A, Series B or Series C Preferred Stock, or of issuing any of the 3,000 shares of authorized but never issued shares of Series C Preferred Stock.

      On October 23, 2002, the Board of Directors of Pharmos authorized 100,000 shares of a new Series D Preferred Stock to be issued upon the exercise of the rights issued to its holders of common stock in connection with the newly adopted stockholder rights plan referred to above.

      Each one one-thousandth of a share Preferred Stock, if issued:

      o     will not be redeemable;

      o will be junior to any other series of preferred stock issuable by Pharmos;

      o will entitle holders to quarterly dividend payments of $0.01, or an amount equal to the dividend paid on one share of common stock, whichever is greater, so that one full share of Preferred Stock would entitle the holder to receive a quarterly dividend payment of the greater of $10.00 per share or 1,000 times the dividend paid on one share of common stock;

      o will entitle holders upon liquidation either to receive $1, or an amount equal to the payment made on one share of common stock, whichever is greater, so that one full share of Preferred Stock would entitle to holder to receive upon liquidation the greater of $1,000 per share or 1,000 times the payment made on one share of common stock;

      o will have the same voting power as one share of common stock, so that one full share of Preferred Stock would have 1,000 times the votes of one share of common stock; and

      o if shares of Pharmos' common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock, so that one full share of Preferred Stock would be entitled to receive a payment 1,000 times greater than the per share payment to a share of common stock.

      The value of one one-thousandth interest in a share of Preferred Stock should approximate the value of one share of common stock.

      No shares of the new Series D Preferred Stock are currently issued or outstanding.

      The Board of Directors may, without the necessity of further action or authorization by the stockholders, authorize the issuance of Preferred Stock from time to time in one or more series and to fix the relative rights, preferences and limitations of each such series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Pharmos. Pharmos has no present plan to issue any additional shares of Preferred Stock.

      If Pharmos offers a new series of preferred stock by means of this prospectus, we will fix the rights, preferences, privileges and restrictions of that series in a certificate of designation. We will also file a prospectus supplement describing the specific terms of the securities being issued. This description in the prospectus supplement and in the certificate of designation will include:

      o     the title and stated value;

      o     the number of shares we are offering;

      o     the liquidation preference per share;

      o     the purchase price;

      o the dividend rate, period and payment date, and method of calculation for dividends;

      o whether dividends will be cumulative or non-cumulative and, if cumulative, the date from which dividends will accumulate;

      o     the procedures for any auction and remarketing, if any;

      o     the provisions for a sinking fund, if any;

      o the provisions for redemption or repurchase, if applicable, and any restrictions on our ability to exercise those redemption and repurchase rights;

      o any listing of the preferred stock on any securities exchange or market;

      o whether the preferred stock will be convertible into our common stock, and, if applicable, the conversion price, or how it will be calculated, and the conversion period;

      o whether the preferred stock will be exchangeable into debt securities, and, if applicable, the exchange price, or how it will be calculated, and the exchange period;

      o     voting rights, if any, of the preferred stock;

      o     preemption rights, if any;

      o     restrictions on transfer, sale or other assignment, if any;

      o whether interests in the preferred stock will be represented by depositary shares;

      o a discussion of any material or special United States federal income tax considerations applicable to the preferred stock;

      o the relative ranking and preferences of the preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs;

      o any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividend rights and rights if we liquidate, dissolve or wind up our affairs; and

      o any other specific terms, preferences, rights or limitations of, or restrictions on, the preferred stock.

Voting Rights. The General Corporation Law of Nevada provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that preferred stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Other. The preferred stock could have other rights, including economic rights senior to our common stock, so that the issuance of the preferred stock could adversely affect the market value of our common stock. The issuance of the preferred stock may also have the effect of delaying, deferring or preventing a change in control of us without any action by the stockholders.

                                 DEBT SECURITIES

      We may offer senior notes or subordinated notes in one or more series. The senior notes and subordinated notes will be issued under separate indentures between us and a trustee to be selected. These two indentures are referred to together as the "Indentures," and the trustee under each indenture is referred to as the "Trustee."

      We have summarized selected provisions of the Indentures below. This summary is not complete. The forms of the Indentures have been filed as exhibits to the registration statement and you should read the Indentures for provisions that may be important to you. Capitalized terms that are used in the summary without being defined have the meanings specified in the Indentures.

      We have not yet fixed the specific terms of any series of notes. Prior to offering any series of notes, we will fix the terms of such series, including:

      o     the title;

      o     any limit on the amount that may be issued;

      o     whether or not such series of notes will be issued in global form;

      o     the maturity date(s);

      o the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record dates for interest payment dates or the method for determining such date(s);

      o     the place(s) where payments shall be payable;

      o our right, if any, to defer payment of interest and the maximum length of any such deferral period;

      o the date, if any, after which, and the price(s) at which, such series of notes may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

      o the date(s), if any, on which, and the price(s) at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the Holder's option to purchase, such series of notes and other related terms and provisions;

      o the denominations in which such series of notes will be issued, if other than denominations of $1,000 and any integral multiple thereof; and

      o     any other terms that are not inconsistent with the Indenture.

      The Indentures do not provide for acceleration of the notes in the event of a change-in-control or a highly-leveraged transaction by Pharmos or similar event. However, we anticipate that if Pharmos proceeds with a debt offering under the registration statement of which this prospectus forms a part, Pharmos will be required to negotiate additional safeguards and covenants for the noteholders with an underwriter or placement agent, or with the prospective investors directly. Any such additional provisions will be included in a supplement to this prospectus. The prospectus supplement will describe the specific terms of the debt securities being offered that differ from the provisions of the Indentures summarized in this prospectus.

Ranking. The senior notes and the subordinated notes will be unsecured general obligations of our company. The senior notes will rank equally with all our other unsecured senior and unsubordinated debt. The subordinated notes will have a junior position to certain of our other indebtedness. The applicable prospectus supplement relating to each series of subordinated notes will describe the extent to which such notes will have such a junior position.

      Pharmos currently has $21 million original principal amount of Convertible Debentures outstanding, which mature on March 31, 2005, with amortization of principal being made in 13 equal monthly installments commencing March 31, 2004. Five million dollars of the original principal amount is being used by Pharmos for working capital purposes, and the remaining $16 million is being held in escrow, to be available to Pharmos to fund acquisitions upon the approval of the lenders. The Convertible Debentures generally limit our ability to issue any debt security senior to the Convertible Debentures or to create a lien on any of our assets. As a result, we will not be issuing such senior securities under the registration statement of which this prospectus forms a part prior to the repayment or conversion of the Convertible Debentures, unless the holders consent to such issuance. The Convertible Debentures also provide for acceleration of the outstanding debt in the event of a "going private" transaction or a self-tender offer by Pharmos, and further provide for the holders to have a right of a cash redemption at a premium to the principal amount of the loans in the event of a change-in-control transaction. If these events occur when notes and the Indentures are outstanding, Pharmos' ability to fulfill its obligations under those notes and the Indentures might be adversely affected.

      Our subsidiary, Pharmos Ltd., currently has no outstanding debt.

      The Indentures do not restrict us from issuing any other secured or unsecured debt.

Form, Exchange, and Transfer. The notes of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The Indentures will provide that notes of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, a depository named by us and identified in a prospectus supplement with respect to such series.

      Subject to the terms of the Indentures and the limitations applicable to global securities described in the applicable prospectus supplement:

      o at the option of the holder, notes of any series will be exchangeable for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount;

      o notes may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the Security Registrar) at the office of the Security Registrar or at the office of any transfer agent designated by us for such purpose.

      Unless otherwise provided in the notes to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges. The Security Registrar and any transfer agent (in addition to the Security Registrar) initially designated by us for any series of notes will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

      If the notes of any series are to be redeemed, we will not be required to issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such notes that may be selected for redemption and ending at the close of business on the day of such mailing. Furthermore, we will not be required to register the transfer of, or exchange any, notes so selected for redemption, in whole or in part, except the unredeemed portion of any such notes being redeemed in part.

Events of Default Under the Indentures. The following are events of default under the Indentures with respect to any series of notes issued:

      o failure to pay interest when due and such failure continues for 90 days and the time for payment has not been extended or deferred;

      o     failure to pay the principal (or premium, if any) when due;

      o failure to observe or perform any other covenant contained in the notes or the Indentures (other than a covenant specifically relating to another series of notes), and such failure continues for 90 days after we receive notice from the Trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of that series; and

      o certain events of bankruptcy, insolvency or reorganization of our company.

      If an event of default with respect to the notes of any series occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice in writing to us (and to the Trustee if notice is given by such holders), may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately. Subject to certain conditions, the holders of a majority in aggregate principal amount of the outstanding notes of that series, by written notice to us and the Trustee, may rescind and annul such declaration.

      One or more events of default under the Indentures may also give rise to an option of the holders of our $21 million original principal amount of outstanding Convertible Debentures, which mature March 31, 2005, to redeem the Debentures at a price equal to 120% of the outstanding principal amount. If the holders were to redeem their Debentures in such an event, it is possible that we could be prevented from immediately making payments of principal and/or interest that might be due on any notes ranking equally with or junior to the Convertible Debentures.

      Subject to the terms of the Indentures, if an event of default under an Indenture shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the Trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the notes of that series, provided that:

      o     the direction is not in conflict with any law or the applicable
            Indenture;

      o the Trustee may take any other action deemed proper by it which is not inconsistent with such direction; and

      o subject to its duties under the Trust Indenture Act of 1939, the Trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

      A holder of the notes of any series will only have the right to institute a proceeding under the Indentures or to appoint a receiver or trustee, or to seek other remedies if:

      o the holder has given written notice to the Trustee of a continuing event of default with respect to that series;

      o the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity to the Trustee, to institute such proceedings as Trustee; and

      o the Trustee does not institute such proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after such notice, request and offer.

      These limitations do not apply to a suit instituted by a holder of notes if we default in the payment of the principal, premium, if any, or interest on, the notes.

Consolidation, Merger or Sale. The Indentures do not restrict our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor or acquirer of such assets must assume all of our obligations under the Indentures.

Modification of Indenture, Waiver. The Company and the Trustee may change an Indenture without the consent of any holders with respect to certain matters. These matters include (1) fixing any ambiguity, defect or inconsistency in such Indenture and (2) changing anything that does not materially adversely affect the interests of any holder of notes of any series.

      In addition, under the Indentures, the rights of holders of a series of notes may be changed by us and the Trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding notes affected (1) extending the fixed maturity of such series of notes, (2) reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any such notes or (3) reducing the percentage of notes, the holders of which are required to consent to any amendment.

Information Concerning the Trustee. The Trustee, other than during the occurrence and continuance of an event of default under an Indenture, undertakes to perform only such duties as are specifically set forth in the Indentures and, upon an event of default under an Indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Trustee is under no obligation to exercise any of the powers given it by the Indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The Trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

Payment and Paying Agents. Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any notes on any interest payment date will be made to the person in whose name such notes (or one or more predecessor securities) are registered at the close of business on the regular record date for such interest.

      Principal of and any premium and interest on the notes of a particular series will be payable at the office of the paying agents designated by us, except that interest payments may be made by check mailed to the holder. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee in the City of New York will be designated as our sole paying agent for payments with respect to notes of each series. Any other paying agents initially designated by us for the notes of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the notes of a particular series.

      All moneys paid by us to a paying agent or the Trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law. The Indentures and the notes will be governed by and construed in accordance with the laws of the State of New York except to the extent that the Trust Indenture Act of 1939 shall be applicable.

                                    WARRANTS

      We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement. This summary of some provisions of the warrants is not complete. You should refer to the warrant agreement relating to the specific warrants being offered for the complete terms of the warrants. The warrant agreements will be filed with the SEC in connection with the offering of the specific warrants, and the key provisions of the warrants and the warrant agreement will be described in a prospectus supplement we will file when the warrant securities are issued.

      The particular terms of any issue of warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

      o the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

      o the number of shares of common stock purchasable upon the exercise of warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

      o the date on which the right to exercise the warrants will commence and the date on which the right will expire;

      o United States Federal income tax consequences applicable to the warrants; and

      o     any other terms of the warrants.

      Warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. Each warrant will entitle its holder to purchase the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of certain events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. We will specify the place or places where, and the manner in which, warrants may be exercised in the applicable prospectus supplement.

      Prior to the exercise of any warrants to purchase preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the preferred stock or common stock purchasable upon exercise, including the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

                 OUTSTANDING SECURITIES - CONVERTIBLE DEBENTURES

      In September 2003, Pharmos completed a $21 million convertible debt financing with six institutional investors, in connection with which we issued convertible debentures and warrants. $5 million dollars of the proceeds will be used for working capital purposes, and $16 million will be available to fund acquisitions upon the approval of the investors. The convertible debentures are convertible into common stock at a fixed price of $4.04 per share, which is 205% above the closing bid price of the stock for the five days preceding the closing date of the financing. The debentures, which bear an interest rate of 4%, will be redeemed in 13 substantially equal monthly increments beginning March 31, 2004. Under certain circumstances, interest on the debentures may be paid in shares of common stock. Principal amounts converted into shares of common stock will reduce the monthly redemption amount in inverse order of maturity. The $16 million earmarked for acquisition activity will be held in escrow until used or repaid. In connection with the financing, we also issued three-year warrants to purchase 5,514,705 shares of common stock at a price of $2.04 per share.

                  OUTSTANDING SECURITIES - OPTIONS AND WARRANTS

      As of November 17, 2003, Pharmos had outstanding incentive stock options to purchase an aggregate of 3,097,638 shares of Pharmos common stock at an average exercise price of $2.08 per share, non-qualified stock options to purchase an aggregate of 723,942 shares at an average exercise price of $2.01 per share issued to employees, directors and consultants pursuant to stock option plans and individual agreements with management and directors of Pharmos, and warrants to purchase 8,453,410 shares at an average price of $2.00 per share. The following table summarizes all outstanding warrants which are exercisable for shares of common stock:

Issue Date        Expiration Date             No. Warrants        Exercise Price
----------        ---------------             ------------        --------------

  Apr-95               Apr-05                    341,600               $2.75
  Apr-95               Apr-05                     10,000               $0.78
  Feb-97               Feb-07                    486,500               $1.59
  Mar-97               Mar-08                    171,052               $1.38
  Jan-98               Oct-05                     17,000               $1.66
  Nov-99               Nov-04                      4,000               $1.19
  Dec-99               Dec-04                      4,000               $1.19
  Jan-00               Jan-05                      4,000               $1.19
  Feb-00               Feb-05                      4,000               $1.19
  Mar-00               Mar-05                      4,000               $1.19
  Apr-00               Apr-05                      4,000               $1.19
  May-00               May-05                      4,000               $1.19
  Jun-00               Jun-05                      4,000               $1.19
  Jul-00               Jul-05                      4,000               $1.19
  Aug-00               Aug-05                      4,000               $1.19
  Sep-00               Sep-05                     95,843               $4.56
  Sep-00               Sep-05                     92,086               $4.34
  Sep-00               Sep-05                    379,856               $4.95
  Mar-03               Mar-07                    317,649               $1.25
  May-03               May-08                  2,294,119               $1.40
  Sep-03               Sep-06                  4,207,705               $2.04

                              PLAN OF DISTRIBUTION

      We may sell the securities being offered hereby (1) directly to purchasers, (2) through agents, (3) through dealers or (4) through underwriters, possibly including C.E. Unterberg, Towbin and Rodman & Renshaw, Inc. We and our agents and underwriters may sell the securities being offered hereby from time to time in one or more transactions:

      o     at a fixed price or prices, which may be changed;

      o     at market prices prevailing at the time of sale;

      o     at prices related to such prevailing market prices; or

      o     at negotiated prices.

      Each time that we offer securities, we will disclose in the related prospectus supplement the terms of the offering of the securities, including the name or names of any underwriters or agents, the purchase price of such securities and the proceeds to us from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

      If underwriters are used in the sale, the underwriters will acquire the securities for their own account and they may resell the securities, from time to time, in one or more transactions. Underwriters may receive compensation from us in the form of discounts or commissions, and to the extent they act as agents, they may also receive commissions from the purchasers of securities. Underwriters also may sell securities to or through dealers. Dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters, and to the extent they act as agents, commissions from the purchasers of securities.

      We may enter into agreements with underwriters and agents which require us to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments which the underwriters or agents may be required to make in respect of these liabilities.

      Underwriters and agents may engage in transactions with us or perform services for us in the ordinary course of business.

      Each series of securities will be a new issue of securities and will have no established trading market, with the exception of our common stock which is listed on the Nasdaq SmallCap Market. We will list any common stock that we sell on the Nasdaq SmallCap Market. If we sell securities through underwriters, the underwriters may make a market in such securities. However, they will not be obligated to do so and may discontinue any market making at any time without notice. If we offer securities other than common stock, we may elect to list such securities on a securities exchange, but we are not obligated to do so.

      Any underwriter may engage in over-allotment, stabilizing and syndicate short covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate short covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim selling concessions from dealers when the securities originally sold by such dealers are purchased in covering transactions to cover syndicate short positions. These transactions may cause the price of the securities sold in an offering to be higher than it would otherwise be. These transactions, if commenced, may be discontinued by the underwriters at any time.

                     COMMISSION'S POLICY ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

      Article 12 of Pharmos' Restated Articles of Incorporation directs Pharmos to provide in its bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law, including the federal securities law. Section 78.751 of the Nevada Revised Statutes, as amended, authorizes Pharmos to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of Pharmos if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Pharmos may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which Pharmos could not indemnify such person.

      Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of Pharmos, or to underwriters (or controlling persons thereof) of which an officer, partner, or controlling person thereof is one of the foregoing pursuant to the foregoing provisions or otherwise, Pharmos has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Pharmos of expenses incurred or paid by any such persons, in the successful defense of any action, suit or proceeding) is asserted by any such persons in connection with the securities being registered, Pharmos will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  LEGAL MATTERS

      Legal matters in connection with the securities being offered in this prospectus will be passed upon for Pharmos by Ehrenreich Eilenberg & Krause LLP, 11 East 44th Street, 17th Floor, New York, New York 10017.

                                     EXPERTS

      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Pharmos Corporation for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus, as supplemented or amended from time to time by Pharmos, and, if given or made, such information or representations must not be relied upon as having been authorized by Pharmos. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities by any person in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Pharmos since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

                               PHARMOS CORPORATION

About This Prospectus .....................................................    3
Available Information .....................................................    3
Incorporation of Certain Documents by Reference ...........................    3
Special Note Regarding Forward-Looking Information ........................    4
The Company ...............................................................    5
Risk Factors ..............................................................    6
Use of Proceeds ...........................................................   13
Our Business ..............................................................   14
Ratio of Earnings to Fixed Charges ........................................   29
Description of Securities .................................................   30
Plan of Distribution ......................................................   43
Commission's Policy on Indemnification For Securities Act Liabilities .....   44
Legal Matters .............................................................   44
Experts ...................................................................   45

                              _______________, 200_

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following statement sets forth the estimated expenses in connection with the offering described in the Registration Statement (all of which will be borne by Pharmos).

Securities and Exchange Commission Fee                                   $ 4,045
Printing and Engraving Expenses*                                           1,000
Accountants' Fees and Expenses*                                           12,500
Legal Fees and Expenses*                                                  15,000
Blue Sky Filing Fees*                                                      3,000
Miscellaneous*                                                             4,455
                                                                         -------
TOTAL*                                                                   $40,000

*estimated

Item 15. Indemnification of Directors and Officers.

Article 12 of the Registrant's Restated Articles of Incorporation directs the Registrant to provide in its bylaws for provisions relating to the indemnification of directors and officers to the full extent permitted by law.
Section 78.751 of the Nevada Revised Statutes, as amended, authorizes the Registrant to indemnify any director or officer under certain prescribed circumstances and subject to certain limitations against certain costs and expenses, including attorneys' fees actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which such person is a party by reason of being a director or officer of the Registrant if it is determined that such person acted in accordance with the applicable standard of conduct set forth in such statutory provisions.

The Registrant may also purchase and maintain insurance for the benefit of any director or officer which may cover claims for which the Registrant could not indemnify such person.

Item 16. Exhibits.

3.1 Restated Articles of Incorporation (Incorporated by reference to Appendix E to the Joint Proxy Statement/Prospectus included in the Form S-4 Registration Statement of the Company dated September 28, 1992, Registration No. 33-52398).

3.2 Certificate of Amendment of Restated Articles of Incorporation dated January 30, 1995 (Incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 1994).

3.3 Certificate of Amendment of Restated Articles of Incorporation dated January 16, 1998 (Incorporated by reference to the Company's Current Report on Form 8-K, dated February 6, 1998).

3.4 Certificate of Amendment of Restated Articles of Incorporation dated October 21, 1999 (Incorporated by reference to Form S-3 Registration Statement of the Company dated September 28, 2000, Registration No. 333-46818).

3.5 Certificate of Amendment of Restated Articles of Incorporation dated July 12, 2002 (Incorporated by reference to Exhibit 3 to the Quarterly Report on Form 10-Q of the Company for the quarter ended June 30, 2002).

3.6 Certificate of Designation of the Voting Powers, Designation, Preferences and Relative, Participating, Optional or Other Special Rights and Qualifications, Limitations and Restrictions of the Series D Preferred Stock (incorporated by reference to Exhibit A to Exhibit 99.2 to the Company's Current Report on Form 8-K dated October 24, 2002).

3.7 Amended and Restated By-Laws (Incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K dated October 24, 2002).

4.1   Senior Indenture.*

4.2   Subordinated Indenture.*

5     Opinion re: Legality.*

12    Statement re: Computation of Ratios.*

23.1 Consent of Ehrenreich Eilenberg & Krause LLP (included in the Opinion filed as Exhibit 5.*

23.2  Consent of PricewaterhouseCoopers LLP.*

Item 17. Undertakings.

      The undersigned Registrant hereby undertakes;

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that Paragraphs (i) and (ii) above do not apply if the Registration Statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Iselin and State of New Jersey on the 18th day of November, 2003.

                                        PHARMOS CORPORATION


                                        By: /s/ HAIM AVIV
                                            -------------
                                        Haim Aviv, Ph.D., Chairman, Chief
                                        Scientist, Chief Executive Officer
                                        and Director (Principal Executive
                                        Officer)

Each person whose signature appears below hereby authorizes Haim Aviv, Gad Riesenfeld and Robert W. Cook and each with full power of substitution, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule
462) and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the Registrant deems appropriate, and appoints each of Haim Aviv, Gad Riesenfeld and Robert W. Cook, each with full power of substitution, attorney-in-fact to sign any amendment and any post-effective amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith.

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed below by the following persons in the capacities and on the dates indicated:

Signature                               Title                           Date

/s/ ROBERT W. COOK                      Executive Vice President        November 18, 2003
-----------------------------------     and Chief Financial Officer
Robert W. Cook                          (Principal Financial
                                        and Accounting Officer)


/s/ ELKAN R. GAMZU                      Director                        November 18, 2003
-----------------------------------
Elkan R. Gamzu, Ph.D.


/s/ DAVID SCHLACHET                     Director                        November 18, 2003
-----------------------------------
David Schlachet


/s/ GEORGES ANTHONY MARCEL              Director                        November 18, 2003
-----------------------------------
Georges Anthony Marcel, M.D., Ph.D.


/s/ MONY BEN DOR                        Director                        November 18, 2003
-----------------------------------
Mony Ben Dor


/s/ LAWRENCE MARSHALL                   Director                        November 18, 2003
-----------------------------------
Lawrence Marshall, M.D.